AURASOUND, INC.
FIRST AMENDED OFFER TO MODIFY CERTAIN OUTSTANDING WARRANTS
(referred to in the discussion below as the “Offer”)

THIS OFFER AND YOUR WITHDRAWAL RIGHTS EXPIRE
AT 9:00 P.M. PACIFIC TIME ON NOVEMBER 3, 2009,
UNLESS WE EXTEND THE OFFER.

THE DATE OF THIS OFFER IS SEPTEMBER 16, 2009,
AS AMENDED ON OCTOBER 5, 2009

AuraSound, Inc. (the “Company,” “we,” “us” or “our”) is making an offer (the “Offer”) to the holders of its warrants (each, a “Warrant”, collectively, the “Warrants”) that contain an anti-dilution provision, which is described in more detail below and at page 1 of this document.  There are a total of seventeen such Warrants that are subject to the Offer.  The Company issued sixteen of the Warrants in conjunction with a private placement of units to accredited investors that closed on June 7, 2007 (the “Unit Offering”).  The Warrants entitle the holders to purchase shares of our common stock, $0.001 par value per share (“Common Stock”), at an exercise price of $1.50 per share.  The Company issued one of the Warrants, to purchase 1,666,667 shares of Common Stock at an exercise price of $1.50 per share, on October 15, 2007 to InSeat Solutions, LLC, an entity controlled by our Chairman of the Board, Chief Executive Officer and major shareholder, Arthur Liu.  This Warrant is sometimes referred to in this document as the “Inseat Warrant”.  Additional information regarding the issuance of the Inseat Warrant is included in Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Offer and our Common Stock”.  The Company has determined the Inseat Warrant and the other Warrants that are subject to the Offer to constitute one discrete class of warrants because they both contain the anti-dilution provision, while no other warrants of the Company have the anti-dilution provision.

Successful completion of the Offer will give the holders of the Warrants (each, a “Warrant Holder” or collectively, the “Warrant Holders”) a 2- year extension of the term of the Warrants and a reduction of the Warrant exercise price from $9.00 per share (after giving effect to a 1 for 6 reverse stock split) to $0.50 per share, and will enable us to complete a critically needed financing transaction with GGEC America, Inc. (“GGEC”), a company we have depended on for financing since October 2008.  In order to participate in the Offer, Warrant Holders must sign and return to us the Waiver, Release and Warrant Modification Agreement which is attached as Annex 3 to this Offer document (the “Waiver Agreement”).  By signing the Waiver Agreement, each Warrant Holder will agree to (i) forever waive the anti-dilution provisions set forth in Section 6.1 of the subscription agreement entered into in connection with the Unit Offering (the “Unit Offering Subscription Agreement”) and Section 11(e) of the Warrants (each, an “Anti-Dilution Provision”, collectively, the “Anti-Dilution Provisions”), and (ii) release all claims of any type or nature that the Warrant Holder may have which in any way relate to the Unit Offering Subscription Agreement, the Warrants or any other basis arising from facts or circumstances which occurred prior to the date of the Waiver Agreement.

We are making the Offer at the request of GGEC.  Our board of directors has authorized and we plan to enter into a Securities Purchase Agreement with GGEC pursuant to which we will sell and issue to GGEC (i) a number of shares of Common Stock that, following the consummation of the GGEC Transaction, will equal 55% of our issued and outstanding shares of Common Stock, which we believe will be approximately 6 million shares of Common Stock (the “Purchased Shares”), (ii) a 5-year warrant to purchase a number of shares of Common Stock equal to the number of Purchased Shares at an exercise price of $1.00 per share, and (iii) a 5-year warrant to purchase 1,637,265 shares of our Common Stock at an exercise price of $0.75 per share; for an aggregate purchase price of $3 million (the “GGEC Transaction”).  Pursuant to the Securities Purchase Agreement with GGEC, we will agree to issue 5-year warrants to a total of 5 employees and consultants of the Company and GGEC to purchase a total of 560,000 shares of Common Stock at an exercise price of $0.75 per share.  As a condition to the GGEC Transaction, we must effect a 1 for 6 reverse split of our issued and outstanding and authorized Common Stock (the “Reverse Split”).  The warrants to be issued to GGEC and the five employees and consultants of the Company and GGEC will not be exercisable until, after the GGEC Transaction and the Reverse Split, we have increased our authorized Common Stock to a number sufficient to allow their full exercise.  The GGEC Transaction will also be conditioned upon, among other things, our obtaining Waiver Agreements from the holders of no less than 100% of the shares underlying the outstanding Warrants, including the Inseat Warrant, (collectively, the “Warrant Shares”).  The Waiver Agreements will not be effective until or unless we consummate the GGEC Transaction.

Participation in the Offer is voluntary and there are no penalties for electing not to participate.  If you choose not to participate in the Offer, the Warrant you hold will continue to remain outstanding according to its existing terms and conditions.  However, if we do not successfully complete the Offer, the GGEC Transaction will not proceed, and we likely will have to curtail our business sharply or cease business altogether.

BY PARTICIPATING IN THE OFFER YOU WILL BE RELINQUISHING IMPORTANT LEGAL RIGHTS.  YOU SHOULD CONTACT YOUR LEGAL ADVISOR TO DISCUSS THE OFFER BEFORE YOU MAKE A DECISION TO PARTICIPATE.

If you want to take advantage of the Offer, before the Offer expires you must take the steps set forth in Part III, Section 4 of this document.  To inform yourself about the Offer, you should:

•	read this entire document, particularly the Summary Term Sheet that starts on page 1, because it contains important information;

•	review your Warrant;

•	review the Waiver Agreement, which is included as Annex 3;

•	contact our legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP, by email to kfriedmann@richardsonpatel.com if you have questions about the Offer or need another copy of this document.

We are making this Offer upon the terms and conditions described in this Offer.  The Offer is subject to conditions that we describe in Section 7 of Part III of this document.

Shares of our Common Stock are quoted on the Over-the-Counter Bulletin Board under the symbol “ARAU”.  On September 30, 2009, the closing price of one share of our Common Stock was $0.18.  We recommend that you get current market prices for our Common Stock before deciding whether to take advantage of this Offer.

IMPORTANT NOTICE

Although our board of directors has approved the Offer, neither we nor our board of directors makes any recommendation to you as to whether you should accept the Offer.  We have not authorized any person to make any recommendation on our behalf as to whether you should accept the Offer.

You must make your own decision as to whether to accept the Offer.  In doing so, you should rely only on the information contained in this document, including Annex 3, and in your Warrant.  You are strongly encouraged to consult with your advisors, including your legal and tax advisors, before making any decisions regarding the Offer.

The Offer is dated September 16, 2009, as amended on October 5, 2009.  We will update the Offer to reflect material changes to the information included in it and distribute the information to you, in accordance with the rules and regulations of the Securities Exchange Act of 1934.

The Offer has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined whether the information in this document is accurate or complete.  Any representation to the contrary is a criminal offense.

I. SUMMARY TERM SHEET

The following are answers to some questions about the Offer.  The answers are summaries and do not describe all of the details of the Offer.  You should read this entire document, your Warrant and the Waiver Agreement included as Annex 3.  This document contains the full details of the Offer and these details are important.  For many of the questions, we have included a reference to the section or sections contained in Part III of this document where you can find a more complete discussion of the Offer.

This Summary is presented in question-and-answer format.  The questions and answers are grouped as follows:

•	How the Offer Works

•	Purpose of the Offer

•	Duration of the Offer

•	How to Participate

•	Federal Income Tax Considerations

•	How to get More Information

•	Interests of Directors and Executive Officers in the Offer

References in this document to the “Company,” “we,” “us” and “our” mean AuraSound, Inc., a Nevada corporation, and references to the time “the Offer expires” mean 9:00 p.m., Pacific Time, on November 3, 2009, or, if we extend the Offer period, any later date that we specify.

QUESTIONS AND ANSWERS ABOUT THE OFFER

A.           HOW THE OFFER WORKS

1.           What is the Offer?

The Offer relates to Warrants that contain an Anti-Dilution Provision, sixteen of which we issued in conjunction with the Unit Offering we consummated on June 7, 2007 and one of which, the Inseat Warrant, we issued on October 15, 2007.  The Unit Offering Subscription Agreements also contain an Anti-Dilution Provision.  Pursuant to the terms the Offer and the Waiver Agreement, we are seeking a waiver of the Anti-Dilution Provision in all the Warrants and the Unit Offering Subscription Agreements.

The Anti-Dilution Provision in the Unit Offering Subscription Agreements appears at Section 6 and states:

6.  Subsequent Equity Sales.

6.1 If the Company at any time after the Subscription Closing Date consummates a sale of any Common Stock for cash at a price per share less than the $1.00 or consummates a sale of any securities exercisable for or convertible into Common Stock (“Common Stock Equivalents”) having an exercise or conversion price per share less than the Purchase Price (such lower price, the “Base Share Price” and each such issuance, a “Dilutive Issuance”), then the Company shall upon each Dilutive Issuance issue to the Subscriber a number of additional shares of Common Stock in accordance with the following formula:

ACS = SA          minus ONS
            BSP

Where

ACS = The number of additional shares of Common Stock to be issued pursuant to this Section 6(a).

SA = The aggregate Purchase Price paid by the Subscriber pursuant to this Agreement.

BSP = The Base Share Price.

ONS = The original number of shares of Common Stock issued to the Subscriber pursuant to this Agreement (not including any Warrant Shares).

Notwithstanding the foregoing, no adjustments shall be made under this Section 6(a) in respect of an Exempt Issuance (as defined below).

The Anti-Dilution Provision in the Warrants appears at Section 11(e) and states:

(e)  Subsequent Equity Sales.

(i) If the Company at any time during the term of this Warrant consummates a sale of any Common Stock for cash at a price per share less than the then Exercise Price or issues securities convertible into or exercisable for Common Stock at a conversion or exercise price less than the then Exercise Price (such lower price, the “Base Share Price” and each such issuance, a “Dilutive Issuance”), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made each time a Dilutive Issuance occurs. Notwithstanding the foregoing, no adjustments shall be made under this Section 11(e)(i) in respect of an Exempt Issuance (as defined below).

(ii) “Exempt Issuance” means (i) shares of Common Stock issued pursuant to an equity incentive plan duly adopted by the Company’s board of directors, (ii) shares of Common Stock issued upon exercise of any options or warrants of the Company outstanding on the Warrant Issue Date, (iii) shares of Common Stock issued upon exercise of warrants to be issued pursuant to Section 7.1(f) of the Amended and Restated Agreement and Plan of Share Exchange, dated as of June 7, 2007, between the Company and AuraSound, Inc., a California corporation (the “Share Exchange Agreement”), and (iv) shares of Common Stock issued to the shareholders of AuraSound, Inc. pursuant to the Share Exchange Agreement (including, without limitation, shares issued in connection with the Share Cancellation and the Debt Conversion (as defined in the Offering Memorandum).

Assuming we receive the requisite 100% participation in the Offer, pursuant to the Securities Purchase Agreement with GGEC, we will be obligated to effect the Reverse Split immediately prior to the closing of the GGEC Transaction.  As a result of the Reverse Split, the number of shares of Common Stock covered by each Warrant will be divided by 6 and the exercise price for each share of Common Stock covered by a Warrant will be multiplied by 6.  Fractional shares will be rounded up.  For example, if you hold a Warrant to purchase 1,000 shares of Common Stock, after the Reverse Split you will hold a Warrant to purchase 167 shares of Common Stock at an exercise price of $9.00 per share.

Immediately following the Reverse Split, the GGEC Transaction will trigger the Anti-Dilution Provision in your Warrant because we are selling Common Stock to GGEC at a price of $0.50 per share.  This means that the exercise price of your Warrant will be reduced from $9.00 to $0.50.

Also, assuming we receive the requisite 100% participation in the Offer and the GGEC Transaction proceeds, the term of your Warrant will be extended by 2 years and your Warrant exercise price will decrease from $9.00 to $0.50 per share, but the number of your Warrant Shares will not increase and you will not receive any additional shares of Common Stock pursuant to Section 6.1 of the Unit Offering Subscription Agreement.

2.           Who is entitled to participate in the Offer?

Persons who hold Warrants that contain the Anti-Dilution Provision, consisting of sixteen investors who entered into the Unit Offering Subscription Agreement, and InSeat Solutions, LLC, the holder of the Inseat Warrant which we issued on October 15, 2007, are eligible to participate in the Offer.  No other holders of Company warrants or options may take part in the Offer because no other Company warrants or options contain the Anti-Dilution Provision.

3.           Why is AuraSound making the Offer?

We are making the Offer at the request of GGEC, which we depend on for funding our business operations.  Without continued funding from GGEC, we likely would have to curtail our business sharply or cease business altogether.  Accordingly, our board of directors has authorized and we plan to enter into a Securities Purchase Agreement with GGEC, pursuant to which GGEC will agree to purchase from us, on a post-Reverse Split basis: (i) a number of shares of Common Stock that, following the consummation of the GGEC Transaction, will equal 55% of our issued and outstanding shares of Common Stock, which we believe will be approximately 6 million shares of our Common Stock (the “Purchased Shares”),  (ii) a 5-year warrant to purchase a number of shares of our Common Stock equal to the number of Purchased Shares at an exercise price of $1.00 per share, and (iii) a 5-year warrant to purchase 1,637,265 shares of our Common Stock at an exercise price of $0.75 per share; for an aggregate purchase price of $3 million.  Pursuant to the Securities Purchase Agreement with GGEC, we will also agree to issue 5-year warrants to a total of 5 employees and consultants of the Company and GGEC to purchase a total of 560,000 shares of Common Stock at an exercise price of $0.75 per share.  Immediately following the GGEC Transaction, GGEC would own approximately 55% of our issued and outstanding shares of Common Stock.  The GGEC Transaction will be conditioned upon, among other things, having Warrant Holders who hold 100% of the Warrant Shares participate in the Offer.

4.           What will happen if we do not have Warrant Holders holding 100% of the Warrant Shares participate in the Offer?

If we do not have Warrant Holders holding 100% of the Warrant Shares participate in the Offer, GGEC will not consummate the GGEC Transaction and we likely would have to curtail our business sharply or cease business altogether due to a lack of working capital.

5.           How many shares of Common Stock are covered by the Warrants?

Warrants that include an Anti-Dilution Provision cover a total of 14,566,667 shares of Common Stock.  These Warrants are held by a total of 17 persons.

6.           As a Warrant Holder, must I participate in the Offer?

Participation in the Offer is voluntary, and there are no penalties for electing not to participate.  If you choose not to participate in the Offer, the Warrant you hold will continue to remain outstanding according to its existing terms and conditions.  However, if you choose not to participate in the Offer, we will not satisfy the condition to closing the GGEC Transaction that requires participation in the Offer of the holders of 100% of the Warrants.  If we are unable to close the GGEC Transaction, we likely would have to curtail our business sharply or cease business altogether due to a lack of working capital.

7.           If I have exercised a portion of my Warrant, may I still elect to participate in the Offer?

Yes, if you have exercised a portion of your Warrant, and you choose to participate in the Offer, the terms of the Offer will apply to the portion of your Warrant that remains outstanding and unexercised.

8.           Will officers and directors be able to take advantage of the Offer?

Yes.  Provided they are eligible, officers and directors will be able to participate in the Offer on the same terms as Warrant Holders who are not affiliates.  Please see the information below in Section G titled “Interests of Directors and Executive Officers in the Offer”.

9.           What is the effect of relinquishing my rights to the Anti-Dilution Provisions?

By forever waiving the Anti-Dilution Provisions, you will forfeit your right to receive additional shares of Common Stock pursuant to Section 6.1 of the Unit Offering Subscription Agreement, which we would otherwise be obligated to issue to you as a result of (a) the GGEC Transaction, (b) our agreement in conjunction with the GGEC Transaction to reduce the exercise price of a previously issued placement agent warrant from $0.80 to $0.50 per share after giving effect to the Reverse Split, (c) issuance of a new warrant to our former placement agent to purchase 200,000 post-Reverse Split shares of Common Stock at a post-Reverse Split exercise price of $0.50 per share, to be issued at the closing of the GGEC Transaction as compensation for consulting services rendered in connection with the GGEC Transaction, (d) issuance of a warrant to Inseat Solutions, LLC, a company controlled by our CEO, to purchase approximately 2,225,215  post-Reverse Split shares of Common Stock at a post-Reverse Split exercise price of $0.50 per share and 307,664 post-Reverse Split shares of Common Stock which will be issued at the closing of the GGEC Transaction in connection with the conversion of $1,845,984 of debt owed by the Company to Inseat Solutions, LLC, and (e) any future transaction involving the issuance of our Common Stock or equivalents at a price less than $6.00 per share on a post-Reverse Split basis, other than Exempt Issuances.

Likewise, by forever waiving the Anti-Dilution Provisions, you will also forfeit your right to have your Warrant Shares increased and Warrant exercise price decreased pursuant to Section 11(e) of the Warrant, which you would otherwise have as a result of (a) the GGEC Transaction, (b) our agreement in conjunction with the GGEC Transaction to reduce the exercise price of a previously issued placement agent warrant from $0.80 to $0.50 per share after giving effect to the Reverse Split, (c) issuance of a new warrant to our former placement agent to purchase 200,000 post-Reverse Split shares of Common Stock at a post-Reverse Split exercise price of $0.50 per share, to be issued at the closing of the GGEC Transaction as compensation for consulting services rendered in connection with the GGEC Transaction, (d) issuance of a warrant to Inseat Solutions, LLC, a company controlled by our CEO, to purchase approximately 2,225,215 post-Reverse Split shares of Common Stock at a post-Reverse Split exercise price of $0.50 per share, and 307,664 post-Reverse Split shares of Common Stock which will be issued at the closing of the GGEC Transaction in connection with the conversion of $1,845,984 of debt owed by the Company to Inseat Solutions, LLC, and (e) any future transaction involving the issuance of our Common Stock or equivalents at a price less than $9.00 per share on a post-Reverse Split basis, other than Exempt Issuances.  However, if you participate in the Offer and execute the Waiver Agreement and we consummate the Reverse Split and the GGEC Transaction, then the term of your Warrant will be extended for 2 years, the exercise price of your Warrant will be reduced from $9.00 to $0.50 per share and the number of your Warrant Shares will be divided by 6, with no subsequent increase in the number of your Warrant Shares resulting from the transactions described in (a)-(e) above.

10.         What is the effect of signing the Waiver Agreement?

By signing the Waiver Agreement, you agree not only to waive your rights to the protections provided by the Anti-Dilution Provisions, but you agree to release any legal claims you may have against us and against our past and present officers, directors, shareholders, and others, as such claims may relate to the Unit Offering Subscription Agreement, the Warrant and any other claims or demands.

B.           PURPOSE OF THE OFFER

11.         Why is AuraSound, Inc. making the Offer?

We are making the Offer so that we will be able to consummate the GGEC Transaction and continue our business operations.  If we are unable to consummate the GGEC Transaction, we would be required to seek another source of financing in order to continue our operations.  We are doubtful that another source of financing could be arranged in the near term, if at all.  If we do not consummate the GGEC Transaction and are unable to secure alternative financing in the near term, it is likely that we will have to curtail our business sharply or cease business altogether.

12.         Is it likely that a similar Offer to this one will be made in the future?

As of the date of the Offer, our board of directors has no plan to make a similar offer in the future.

13.         Does AuraSound, Inc. or its board of directors have a recommendation about the Offer?

Neither we nor the board of directors is making a recommendation about the Offer.  Although the board of directors approved the Offer, they recognize that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, including your own personal circumstances and preferences.  You are strongly encouraged to consult with your personal advisors if you have questions about the legal or tax effects of accepting the Offer.

14.         Is there any information regarding AuraSound, Inc. that I should be aware of before deciding to participate in the Offer?

Yes.  Your decision of whether to participate in this Offer should take into account the information included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 filed with the Securities and Exchange Commission and available for review at www.sec.gov.  In addition, before making your decision to participate in the Offer, you should carefully review the information about AuraSound, Inc. discussed in Part II (“Certain Risks of Participating in the Offer”) and in Section 10 of Part III of this document, which explains where you can find additional information about us.

15.         How will the Offer be accounted for by AuraSound, Inc. and what are the accounting consequences of the Offer?

There are no accounting consequences to us arising from the reduction of the exercise price of the Warrants following the GGEC Transaction or the extension of the term of the Warrants pursuant to the Offer.

C.           DURATION OF THE OFFER

16.         When does the Offer begin and end?

The Offer begins on September 16, 2009 and ends at 9:00 p.m., Pacific Time, on November 3, 2009.  No exceptions will be made to this deadline, unless we extend it.

17.         May the Offer be extended beyond October 15, 2009?

We are reserving the right to extend the Offer beyond November 3, 2009 if our board of directors deems that it is in our best interests to do so.  As of the date of the Offer, we have no plans to do this.

18.         How will I know if the Offer is extended?

If we extend the Offer, we will publicly announce the extension no later than 9:00 p.m., Pacific Time, on the next business day following the expiration date.

19.         If the Offer is extended, how will the extension affect my right to participate in the Offer?

If you did not elect to participate in the Offer before we announced the extension, you may elect to participate after we announce the extension but before the date the Offer terminates.

D.           HOW TO PARTICIPATE

20.         How do I participate in the Offer?

No later than 9:00 p.m. Pacific Time on November 3, 2009 we must receive from you:

•	the transmittal letter, a copy of which is included with this Offer as Annex 1, and

•	an original or facsimile copy of your signature on the Waiver Agreement, which is attached to this Offer document as Annex 3.

Collectively, the transmittal letter and the Waiver Agreement are sometimes referred to as the “Exercise Documents”.

You may transmit the Exercise Documents to us via U.S. mail, overnight courier, hand delivery or facsimile.  The Exercise Documents should be delivered to our corporate offices which are located at 11839 East Smith Avenue, Santa Fe Springs, California 90670, or by facsimile to (562) 447-1798.

21.         What do I have to do if I do not want to participate in the Offer?

Nothing.  The Offer is completely voluntary, and there are no notification requirements or penalties for electing not to participate in it.

22.         If I elect to execute the Exercise Documents and participate in the Offer, can I change my mind?

Yes.  You may withdraw your tendered Exercise Documents at any time before the Offer expires at 9:00 p.m., Pacific Time, on November 3, 2009.  If we extend the Offer beyond that time, you may withdraw your tendered Exercise Documents at any time until the extended expiration of the Offer.  If we have not accepted your tendered Exercise Documents by November 3, 2009, you will also have the right to withdraw your tendered Exercise Documents after the expiration of the fortieth business day from the commencement of the Offer, as it has been amended, which would be December 3, 2009.  To withdraw your tendered Exercise Documents, you must deliver to us a written notice of withdrawal with the required information while you still have the right to withdraw them.  The notice of withdrawal may be delivered by any of the means described for a valid tender as indicated in Part III, Section 4, “Procedures for Participating in the Offer.”

Once you have withdrawn your Exercise Documents, you may re-tender them only by again following the delivery procedures described in the Offer.  See Part III, Section 5, “Withdrawal Rights.”

23.         What happens to my Warrant if I do not accept this Offer?

If you do not accept the Offer your Warrant will remain outstanding in accordance with its existing terms and conditions.

24.         Are there risks that I should consider in deciding whether to accept this Offer?

Yes.  Accepting this Offer has risk.  You should carefully review the discussion of certain of these risks in Part II of this document (“Certain Risks of Participating in the Offer”).

25.         Are there conditions to the Offer?

Yes.  The Offer is conditioned on Warrant Holders who hold 100% of the outstanding Warrant shares electing to participate in the Offer.  You should review the complete discussion of conditions to the Offer described in Section 7 of Part III.

E.           FEDERAL INCOME TAX CONSIDERATIONS

26.         Will I have to pay federal income taxes at the time I elect to participate in the Offer or upon exercise of my Warrant?

We believe that Warrant Holders who are subject to U.S. federal income taxation will incur no federal income tax consequences as a result of electing to participate in the Offer.  However, depending on the market price of our Common Stock at the time you exercise your Warrant, you may incur federal income tax consequences upon your exercise of your Warrant.  Individual tax situations are complex and this information is very general and may not be applicable to your tax situation.  We advise you to consult with your tax advisor about the tax consequences to you of accepting this Offer and subsequently exercising your Warrant.

F.           HOW TO GET MORE INFORMATION

27.         Who can I talk to if I have questions about the Offer?

For additional information or assistance, you should contact our legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP by email to kfriedmann@richardsonpatel.com.  However, while Mr. Friedmann can answer questions relating to the Offer, he cannot and will not provide you with any advice as to whether or not you should participate in the Offer.

In addition, you are strongly encouraged to consult your personal advisors if you have questions about your financial or tax situation or the legal rights you would be giving up if you participate in the Offer.

G.           INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE OFFER

Our directors and executive officers may participate in the Offer with respect to warrants they beneficially hold that include the Anti-Dilution Provision.  As noted at page ii above, as of October 5, 2009, we had 1 director, Mr. Arthur Liu, who is also our sole executive officer, who beneficially holds the Inseat Warrant.  The Inseat Warrant entitles InSeat Solutions, LLC to purchase a total of 1,666,667 pre-Reverse Split (277,778 post-Reverse Split) shares of Common Stock at a pre-Reverse Split Exercise price of $1.50 per share ($9.00 post-Reverse Split), and will have an exercise price of $0.50 per share after the GGEC Transaction.  Inseat Solutions, LLC is a company controlled by Mr. Liu. Additional information regarding the Inseat Warrant is included in Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Offer and our Common Stock”.

II. CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Forward-Looking Statements

This document, together with other statements and information we publicly disseminate, contains forward-looking statements.  These are statements regarding financial and operating performance and results and other statements that are not historical facts.  The words “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “forecast,” and similar expressions are intended to identify forward-looking statements.  Certain important risks, including those discussed in the risk factors set forth below, could cause results to differ materially from those anticipated by some of the forward-looking statements.  Some, but not all, of these risks include, among other things:

our lack of sufficient working capital and whether or not we will be able to raise additional capital;

changes in local, state or federal regulations that may adversely affect our business;

our ability to market and distribute or sell our products;

whether we will continue to receive the services of certain officers and directors;

our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

other uncertainties, all of which are difficult to predict and many of which are beyond our control.

We do not intend to update forward-looking statements.  You should refer to and carefully review the information in future documents we file with the Securities and Exchange Commission.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our Common Stock.  Discussions about important operational risks that our business encounters can be found in the reports we file with the Securities and Exchange Commission, as well as in the discussion below.  You should carefully consider these risks, and you are encouraged to speak with an investment and tax advisor, before deciding to participate in the Offer.

Risks Related to Our Business

We had a net loss of $2,570,802 for the fiscal year ended June 30, 2009 and a net loss of $26,458,932 for the fiscal year ended June 30, 2008.  We have never been profitable and we may not be profitable in the future.  If we do not become profitable, the value of your investment could be adversely affected or you could lose your investment.

Our independent auditor has noted in its report concerning our financial statements as of June 30, 2009 that we have incurred substantial losses and had negative cash flow in operating activities for the last two fiscal years, which, along with our accumulated deficit of $35,599,842, raises substantial doubt about our ability to continue as a going concern.

We sustained a net loss of $2,570,802 for the fiscal year ended June 30, 2009 and a net loss of $26,458,932 for the fiscal year ended June 30, 2008.  We cannot assure you that we will generate sufficient cash flow to meet our obligations or achieve operating profits in the future.  If we do not become profitable, the value of your investment could be adversely affected or you could lose your investment.

As indicated below, GGEC has agreed to provide funding for us pending completion of the GGEC Transaction.  However, if the closing conditions of the GGEC Transaction are not satisfied and GGEC elects to terminate the Securities Purchase Agreement that it enters into with us, we likely would have to curtail our business sharply or cease business altogether.

While we believe that our long-term relationship with GGEC as a financial partner will be positive, there can be no guarantees that the transaction with GGEC will be consummated or that we will be able to attract another financial partner or arrange for alternative financing in the absence of the GGEC Transaction.  If we are unable to obtain financing for our working capital requirements, we likely will have to curtail our business sharply or cease business altogether.

On October 8, 2008, we and GGEC entered into a Services, Operations and Management Agreement, pursuant to which GGEC agreed to provide us with management services and bridge loans up to $150,000 per month pending completion of the GGEC Transaction.  As of June 30, 2009, we have incurred approximately $1,253,000 in bridge loans by GGEC pursuant to that agreement.  GGEC may elect to deduct the outstanding amount of these bridge loans from the $3 million purchase price payable by GGEC pursuant to the GGEC Transaction in order for us to pay our indebtedness to GGEC.    There can be no guarantee that the GGEC Transaction will be consummated or that we will be able to attract another financial partner or arrange for alternative financing in the absence of the GGEC Transaction.  If we are unable to obtain financing for our working capital requirements, we likely will have to curtail our business sharply or cease business altogether.

We experience variability in quarterly operating results because our sales are seasonal.  Because of this, our quarterly operating results will not provide you with a reliable indicator of our future operating results.

Our operating results tend to vary from quarter to quarter because our sales are seasonal.  Revenue in each quarter is substantially dependent on orders received within that quarter.  Conversely, our expenditures are based on investment plans and estimates of future revenues.  We may, therefore, be unable to quickly reduce spending if revenues decline in a given quarter.  As a result, operating results for such quarters would be adversely impaired.  Results of operations for any one quarter are not necessarily indicative of results for any future period.  Other factors which may cause quarterly results to fluctuate or to be adversely impacted include:

•	increased competition in niche markets;

•	new product announcements by our competitors;

•	product releases and pricing changes by us or our competitors;

•	lack of market acceptance or delays in the introduction of new products;

•	production constraints;

•	the timing of significant orders;

•	customers’ budgets; and

•	foreign currency exchange rates.

Because our quarterly operating results are unpredictable, they will not provide you with a reliable indicator of our future operating results.

We will need to raise additional capital in order to implement our long-term business plan.  We have no assurance that money will be available to us when we need it.  If money is not available to us when we need it, we would likely have to curtail or alter our long term business strategy or delay capital expenditures.

Our ability to implement our long-term strategy, which is to expand our operations in order to meet expected demand for micro speakers, largely depends on our access to capital.  To implement our long-term strategy, we plan to make ongoing expenditures for the expansion and improvement of our micro speaker product lines and the promotion of our products with manufacturers of computers, cell phones, home entertainment systems and iPods.  We may also wish to make expenditures to acquire other businesses which provide similar products or products which can be marketed to our existing customer base.  To date, we have financed our operations primarily through sales of equity and the issuance of notes.  If we were to attempt to expand our business at a faster pace than currently contemplated, or if we were to identify an acquisition target, we would need to raise additional capital through the sale of our equity securities or debt instruments or obtain additional financing from GGEC.  However, additional capital may not be available on terms acceptable to us and GGEC may not be willing to provide us with additional funding.  Our failure to obtain sufficient additional capital would likely curtail or alter our long-term growth strategy or delay needed capital expenditures.

If we are unable to effectively manage our growth, our business, results of operations and financial condition may be adversely affected.

Our strategy envisions growing our business with GGEC’s financial support.  If our business grows, we will need to hire, train and supervise additional employees and continue to develop and adjust our technology to meet the evolving needs of manufacturers who use micro speakers in their products.  Significant sales growth and the related expansion of our manufacturing sources would place a strain on our current management and administrative resources, infrastructure and systems and would require us to make significant capital expenditures.  These measures would be time consuming and expensive, would increase management’s responsibilities and would divert management’s attention from our day-to-day operations.  We cannot assure you that we will be able to:

•	expand our business effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	meet our capital needs;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business or product line that we may acquire in our effort to achieve growth.

Our inability or failure to manage our growth effectively could harm our business and materially and adversely affect our operating results and financial condition.

If we fail to manage our inventory effectively, our results of operations could be adversely affected.

Our customers have many brands to choose from when they decide to order micro speaker products. If we cannot deliver products quickly and reliably, customers will order from a competitor.  We must stock enough inventory to fill orders promptly, which increases our financing requirements and the risk of inventory obsolescence.  Competition may force us to shorten our product life cycles and more rapidly introduce new and enhanced products.  This, too, could leave us with obsolete designs and inventory.  If we do not manage our inventory successfully, it could have a material adverse effect on our results of operations.

If the U.S. were to revoke NTR status for China, our results of operations could be adversely affected.

Our ability to import products from China at current tariff levels could be materially and adversely affected if the “normal trade relations” (“NTR”, formerly “most favored nation”) status the United States government has granted to China for trade and tariff purposes is terminated.  As a result of its NTR status, China receives the same favorable tariff treatment that the United States extends to its other “normal” trading partners.  China’s NTR status, coupled with its membership in the World Trade Organization, could eventually reduce barriers to manufacturing products in and exporting products from China.  However, we cannot provide any assurance that China’s WTO membership or NTR status will not change.  If China were to lose its NTR status, the increase in tariffs could adversely affect our results of operations.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation.

Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product.  Defects in our products may result in a loss of sales, delay in market acceptance, injury or other loss to customers, and injury to our reputation and increased warranty or service costs.

Our products could subject us to liability.  Liability claims could have a material adverse effect on our results of operations.

Some of our products, such as amplifiers, speakers and our Bass Shaker devices, are electronically powered and carry a risk of electrical shock or fire.  If our products caused electrical shock or fire, the damaged party could bring claims for property damage, physical injury or death.  These types of legal actions, if threatened or brought, may be costly to defend, may distract management’s attention from operating our business and may result in large damage awards which could have a material adverse effect on our results of operations.

Over a quarter of our net sales are made to customers that are located outside the United States.  Any one of several factors that affect overseas sales could adversely affect our results of operations.

Historically, about 51% of our net sales are made to customers outside the United States.  We believe that international sales will continue to represent a significant portion of our revenues.  Our revenues from international sales may fluctuate due to various factors, including:

•	changes in regulatory requirements;

•	changes to tariffs and taxes;

•	increases in freight costs, or damage or loss in shipment;

•	difficulties in hiring and managing foreign sales personnel;

•	longer average payment cycles and difficulty in collecting accounts receivable;

•	fluctuations in foreign currency exchange rates;

•	product safety and other certification requirements; and

•	political and economic instability, wars and terrorist activity.

If international sales declined significantly or if any of the above factors adversely impacted the revenues we earn from international sales, there may be a material adverse effect on our results of operations.

Our products are subject to regulations and standards in the United States and abroad.  If we fail to obtain regulatory approval to sell our products, it could have a material adverse effect on our business and results of operations.

In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission, the Consumer Products Safety Commission and Underwriters’ Laboratories.  Internationally, our products may be required to comply with regulations or standards established by authorities in the countries into which we sell our products, as well as various multinational or extranational bodies.  The European Union, or EU, has issued a directive on the restriction of certain hazardous substances in electronic and electrical equipment, known as RoHs, and has enacted the Waste Electrical and Electronic Equipment directive, or WEEE, applicable to persons who import electrical or electronic equipment into Europe.  Although neither of these directives is currently applicable to our products, both are expected to become effective and at that time they would apply to our products.  We are currently implementing measures to comply with each of these directives as individual EU nations adopt their implementation guidelines.  Although we believe our products are currently in compliance with domestic and international standards and regulations in countries to which we export, we can offer no assurances that our existing and future product offerings will remain compliant with evolving standards and regulations.  If we fail to obtain timely domestic or foreign regulatory approvals or certification, we may be unable to sell our products into jurisdictions to which these standards apply.  This would have a material adverse effect on our business and results of operations.

We depend on key customers, a small number of which account for a significant portion of our revenue.  The loss of one or more of these customers could have a material adverse impact on our results of operations, liquidity and financial condition.

In the past, a significant portion of our revenue was attributed to a small number of customers and this may continue.  We had 2 major customers during the year ended June 30, 2009 which accounted for 65% of our sales.  We had two major customers during the year ended June 30, 2008 which accounted for 26% of our sales.  The receivables due from these customers as of June 30, 2009 and 2008 totaled $718,582 and $100,681respectively.  Furthermore, none of our customers have continuing obligations to purchase products from us.  If our relationships with our largest customers deteriorated for any reason, we could lose a substantial portion of our net sales revenues, which would have a material adverse impact on our results of operations, liquidity and financial condition.

We own 21 active issued patents with two patents pending and one trademark with three additional trademarks applied for, which we believe are important to our business.  While we try to protect our intellectual property, if we are unable to do so our business could be harmed.

We try to protect our intellectual property in a number of different ways.  We rely in part on patent, trade secret, unfair competition and trademark law to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position.  There can be no assurance that any of our pending patent or trademark applications will result in the issuance of a registered patent or trademark, or that any patent or trademark granted will be effective in thwarting competition or be held valid if subsequently challenged.  In addition, there can be no assurance that the actions taken by us to protect our proprietary rights will be adequate to prevent imitation of our products, that our proprietary information will not become known to competitors, that we can meaningfully protect our rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on our intellectual property rights.  We could be required to devote substantial resources to enforce our patents and protect our intellectual property, which could divert our resources and result in increased expenses.  In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular patent or other intellectual property, could require us to obtain from or grant licenses to third parties, could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which could harm our business.

We may become subject to litigation for infringing the intellectual property rights of others.  Such actions could result in a decrease in our operating income and cash flow and would harm our business.

Others may initiate claims against us for infringing on their intellectual property rights.  We may be subject to costly litigation relating to such infringement claims and we may be required to pay compensatory and punitive damages or license fees if we settle or are found culpable in such litigation.  In addition, we may be precluded from offering products that rely on intellectual property that is found to have been infringed by us.  We also may be required to cease offering the affected products while a determination as to infringement is considered.  These developments could cause a decrease in our operating income and reduce our available cash flow, which could harm our business.

The loss of the services of our key employees, particularly the services rendered by Arthur Liu, our Chief Executive Officer and Chief Financial Officer, could harm our business

Our success depends to a significant degree on the services rendered to us by our key employees.  If we fail to attract, train and retain sufficient numbers of these qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected.  In particular, we are heavily dependent on the continued services of Arthur Liu, our Chief Executive Officer and Chief Financial Officer.  We do not have a long-term employment agreement with Mr. Liu who may voluntarily terminate his employment with us at any time.  Following any termination of employment, Mr. Liu would not be subject to any non-competition covenants.  The loss of Mr. Liu and our inability to attract highly skilled personnel with sufficient experience in our industry could harm our business.

We have historically utilized a single source to manufacture our products and during the twelve months ended June 30, 2008 we experienced significant negative issues with two successive suppliers.  Any negative issues with our current sole supplier could have a material adverse effect on our business and operating results and would jeopardize our ability to timely meet customer requirements or transition to a new vendor or become a multi-source company.

We are currently totally dependant on a single third-party supplier to meet the quality and volume requirements of our customers.  While our long-term intention is to become a multi-source company, our experiences during the fiscal year ended June 30, 2008 have shown us that our dependency on a single supplier leaves us vulnerable to relationship and performance problems which could lead to customer dissatisfaction and a loss of current and future business.  This could have a material adverse affect our business and operating results.

We utilize third-party manufacturing sources to manufacture our products and may not be able to control quality.  Too many defective products could lead to customer dissatisfaction and a loss of business which would materially adversely affect our business and operating results.

Because we utilize third party manufacturers to manufacture our products, we may have an inability to control quality issues resulting in a high defect rate.  This could lead to customer dissatisfaction and a loss of future business and have a material adverse affect on our business and operating results.

Our products may become obsolete due to rapid technological change within the industry.  If this were to happen, it would have a material adverse effect on our business and financial condition.

Product technology evolves rapidly, making timely product innovation essential to success in the marketplace.  The introduction of products with improved technologies or features may render our existing products obsolete and unmarketable.  If we cannot develop products in a timely manner in response to industry changes, or if our products do not perform well, our business and financial condition will be adversely affected.

Our Whisper driver technology may not gain market acceptance.  If our Whisper driver technology is not accepted by the market, we may not achieve anticipated revenue or profits.

Our future financial performance as it relates to supplying micro devices will depend on market acceptance of our Whisper driver technology and the resulting sound quality of our products.  To date, we have had limited sales of products containing our new Whisper drivers.  If our Whisper driver technology and product line do not gain sufficient positive market acceptance, we may not achieve profitability.

We are a small company and we do not represent a significant presence in the sound enhancement products market.  We are subject to intense competition.  We cannot assure you that we can compete successfully.

The market for sound enhancement products in general is intensely competitive and sensitive to new product introductions or enhancements and marketing efforts by our competitors.  The market is affected by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements.  We face competition from a number of well-known brands including Bose, NXT, and Bang & Olufsen.  Many of our competitors are substantially better capitalized and have substantially stronger market presence than we have.  Although we have attempted to design our home audio systems to compete favorably with other products in the market, we may not be able to establish and maintain our competitive position against current or potential competitors.  Competition may have the effect of reducing the prices we can charge for our products, increasing marketing costs associated with developing and maintaining our market niche, or reducing the demand for our products.  If we fail to compete successfully, either now or in the future, our profitability and financial performance will likely be materially adversely affected.  We do not currently represent a significant presence in the sound enhancement products market.

We are susceptible to general economic conditions, and a downturn in our industry or a reduction in spending by consumers could adversely affect our operating results.

The electronics industry in general has historically been characterized by a high degree of volatility and is subject to substantial and unpredictable variations resulting from changing business cycles.  Our operating results will be subject to fluctuations based on general economic conditions, in particular conditions that impact discretionary consumer spending.  As a result of the current downturn in the U.S. economy, the audio products sector of the electronics industry may experience a further slowdown in sales, which would adversely impact our ability to generate revenues and impact the results of our future operations.

Risks Related to Ownership of Our Securities

Our management owns or controls a significant number of the outstanding shares of our Common Stock and will continue to have significant ownership of our voting securities for the foreseeable future.

As of the date of this Offer document, Mr. Arthur Liu, our Chief Executive Officer, Chief Financial Officer and the Chairman of our board of directors, owns or controls approximately 47% of our issued and outstanding capital stock.  Immediately following the GGEC Transaction, GGEC will own approximately 55% of our issued and outstanding Common Stock.  As a result of this concentration of ownership, prior to the GGEC Transaction, Mr. Liu, and after the GGEC Transaction, GGEC, will be able to effectively control our affairs and business, including the election of directors and subject to certain limitations, approval or preclusion of fundamental corporate transactions.  This concentration of ownership may be detrimental to the interests of our minority stockholders in that it may:

•	limit our shareholders’ ability to elect or remove directors;

•	delay or prevent a change in control;

•	impede a merger, consolidation, takeover or other transaction involving our company; or

•	discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

There is only a limited market for our Common Stock, which could cause our investors to incur trading losses or prevent them from reselling their shares at or above the price they paid for them, or from selling them at all.

Our Common Stock is quoted on the Over-the-Counter Bulletin Board (OTCBB) under the symbol “ARAU.”  On September 30, 2009, 500 shares of our Common Stock traded and the closing price was $0.18.    Historically, our shares have been very thinly traded with significant periods where there were no trades in our Common Stock at all.  Accordingly, there can be no assurance that an active trading market will be developed or maintained in the future.

The OTCBB is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than NASDAQ or national or regional exchanges.  Securities traded on the OTCBB are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts.  The Securities and Exchange Commission’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTCBB.  Quotes for stocks included on the OTCBB are not listed in newspapers.  Consequently, prices for securities traded solely on the OTCBB may be difficult to obtain and are frequent targets of fraud or market manipulation.  Dealers may dominate the market and set prices that are not based on competitive forces.  Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of the market price for shares of our Common Stock.  Moreover, the dealer's spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of shares of our Common Stock on the OTCBB if the stock must be sold immediately and may incur an immediate “paper” loss from the price spread.

Due to the foregoing, demand for shares of our Common Stock on the OTCBB may be decreased or eliminated and holders of our Common Stock may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade OTCBB securities.  As a result, you may not be able to buy or sell our securities at the times you wish.

Even though our securities are quoted on the OTCBB, the OTCBB may not permit our investors to sell securities when and in the manner that they wish.  Because there are no automated systems for negotiating trades on the OTCBB, trades are conducted via telephone.  In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders.  Therefore, when investors place an order to buy or sell a specific number of shares at the current market price it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Sales of a substantial number of shares of our Common Stock may cause the price of our Common Stock to decline.

If our stockholders sell substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding warrants, the market price of our Common Stock could fall.  These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The “penny stock” rules could make selling our Common Stock more difficult.

Our Common Stock has a market price of less than $5.00 per share.  Therefore, transactions in our Common Stock are subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended.  Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must: (i) make a special written suitability determination for the purchaser; (ii) receive the purchaser’s written agreement to a transaction prior to sale; (iii) provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks,” as well as a purchaser’s legal remedies; and (iv) obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in “penny stock” can be completed.  Because of these requirements, broker-dealers may find it difficult to effect customer transactions, related transaction costs will rise and trading activity in our securities may be greatly reduced.  As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

You should be aware that, according to the Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

We do not intend to pay dividends in the foreseeable future.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future.  Instead, we intend to retain future earnings, if any, for reinvestment in our business and/or to fund future acquisitions.  You should not expect to receive any cash dividends as a stockholder of our company.

Risks Related to Participating in the Offer

In order to participate in the Offer, you will be required to relinquish your rights to the Anti-Dilution Provisions in both the Unit Offering Subscription Agreement and the Warrant.  As a result of your participation in the Offer, you will not receive additional shares of our Common Stock pursuant to the Unit Offering Subscription Agreement when we issue shares and warrants priced at $0.50 per share in connection with the GGEC Transaction.

By participating in the Offer, you will relinquish the protections provided to you by the Anti-Dilution Provisions.  These provisions require us to issue additional shares of Common Stock to you if we consummate a sale of any Common Stock or equivalents at a price less than $1.00 per share, which after the Reverse Split and GGEC Transaction will be $6.00 per share.  These provisions also require us to reduce the exercise price of your Warrant and increase the number of shares of Common Stock covered by your Warrant if we consummate a sale of any Common Stock or equivalents at a price less than the Warrant exercise price of $1.50 per share, which after the GGEC Transaction will be $0.50 per share.  If you execute the Waiver Agreement and relinquish the protections under the Anti-Dilution Provisions, and we close the GGEC Transaction, (i) you will not receive any additional shares of Common Stock pursuant to Section 6.1 of the Unit Offering Subscription Agreement, and (ii) after giving effect to the Reverse Split, your Warrant Shares will not be increased, although your Warrant exercise price will be reduced to $0.50 per share.  Also, in the future, we may sell our equity securities at any price and your equity interests in the Company may be severely diluted as a result, without any subsequent adjustment in your favor.

By signing the Waiver Agreement you agree to waive or release important legal rights that you may have.

By signing the Waiver Agreement, you agree not only to waive your rights to the protections provided by the Anti-Dilution Provisions, but you agree to release any legal claims you may have against us and against our past and present officers, directors, shareholders and others, as such claims may relate to the Unit Offering Subscription Agreement, the Warrant and any other claims or demands (collectively, the “Claims”).  Once the Claims are released, you will have no right to seek from us or from our past and present officers, directors, shareholders and others the recovery of damages relating to the Claims.

III. THE OFFER

Section 1.                      Eligibility.

Persons who hold Warrants that contain the Anti-Dilution Provision, consisting of sixteen investors who entered into the Unit Offering Subscription Agreement, and InSeat Solutions, LLC, the holder of the Inseat Warrant which we issued on October 15, 2007, are eligible to participate in this Offer.  No other holders of Company warrants or options may take part in this Offer because no other Company warrants or options contain the Ant-Dilution Provision.

Section 2.                      Number of Warrants.

As of the date of this Offer, the Warrants, including the Inseat Warrant, represent the right to purchase a total of 14,566,667 shares of our restricted Common Stock at the exercise price of $1.50 per share.  Following the Reverse Split and the GGEC Transaction, assuming participation of holders of all the Warrant Shares, the Warrants, including the Inseat Warrant, will represent the right to purchase a total of 2,427,778 shares of our restricted Common Stock at an exercise price of $0.50 per share.

The Offer will expire on the expiration date.  The term “expiration date” means 9:00 p.m., Pacific Time, on November 3, 2009 unless we, in our sole discretion, extend the period of time during which the Offer will remain open.  If we extend the period of time during which the Offer remains open, the term “expiration date” will mean the latest time and date at which the Offer expires.  See Section 15 for a description of our right to extend, delay, terminate and amend the Offer.

Section 3.                      Purpose of the Offer.

We are making the Offer at the request of GGEC, which we depend on for funding our business operations.  Without continued funding from GGEC, we likely would have to curtail our business sharply or cease business altogether due to a lack of working capital.  Our board of directors has authorized and we plan to enter into a Securities Purchase Agreement with GGEC, pursuant to which GGEC will agree to purchase from us, on a post-Reverse Split basis: (i) a number of shares of Common Stock that, following the consummation of the GGEC Transaction, will equal 55% of our issued and outstanding shares of Common Stock, which we believe will be approximately 6 million shares of our Common Stock (the “Purchased Shares”), (ii) a 5-year warrant to purchase a number of shares of our Common Stock equal to the number of Purchased Shares at an exercise price of $1.00 per share, and (iii) a 5-year warrant to purchase 1,637,265 shares of our Common Stock at an exercise price of $0.75 per share; for an aggregate purchase price of $3 million.  Pursuant to the Securities Purchase Agreement with GGEC, we will also agree to issue 5-year warrants to a total of 5 employees and consultants of the Company and GGEC to purchase a total of 560,000 shares of Common Stock at an exercise price of $0.75 per share.  Immediately following the GGEC Transaction, GGEC would own approximately 55% of our issued and outstanding shares of Common Stock.  The GGEC Transaction will be conditioned upon, among other things, having Warrant Holders who hold 100% of the Warrant Shares participate in the Offer.

Although our board of directors has approved the Offer, it recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors.  Accordingly, you are strongly encouraged to consult with your personal advisors if you have questions about your legal or tax situation.  Neither AuraSound, Inc. nor our board of directors is making any recommendation to you as to whether you should elect to participate in this Offer.  You must make your own decision whether to participate in the Offer.

Section 4.                      Procedures for Participating in the Offer.

You must deliver to us, no later than 9:00 p.m., Pacific Time, on November 3, 2009:

•	the completed transmittal letter, which is attached hereto as Annex 1, and

•	an original or facsimile copy of your signature on the Waiver Agreement, which is attached hereto as Annex 3.

Collectively, the transmittal letter and the Waiver Agreement are sometimes referred to as the “Exercise Documents”.

You may deliver the Exercise Documents to us by U.S. mail, overnight courier or by hand delivery to our principal executive office located at 11839 East Smith Avenue, Santa Fe Springs, California 90670.  Alternatively, you may fax your Exercise Documents to us at (562)-447-1798.

Your election to participate in the Offer will be effective only if you properly submit the Exercise Documents before the Offer expiration date.

The method of delivery of the Exercise Documents is at your election and risk.  The delivery of the Exercise Documents will be effective upon receipt by AuraSound, Inc.  In all cases, you should allow sufficient time to ensure we receive the Exercise Documents prior to the Offer termination date.  We do not intend to notify you of the receipt of the Exercise Documents.   Therefore it is your responsibility to ensure that we have received them.

We will determine, in our discretion, all questions as to the validity, form and eligibility (including time of receipt) of any documents you submit.  Our determination of these matters will be final and binding on all parties.  We may reject any Exercise Documents tendered to the extent that we determine they are not properly exercised or to the extent that we determine it is unlawful to accept them.  We may waive any defect or irregularity in a submitted election.  No Exercise Documents will be properly tendered until all defects or irregularities have been cured by the Warrant Holder or waived by us.  Neither we nor any other person is obligated to give notice of any defects or irregularities in any documents you submit, and no one will be liable for failing to give notice of any defects or irregularities.

If you elect to participate in the Offer in accordance with the procedures described above, you will have accepted the terms and conditions of the Offer.  If we accept the tender of your Exercise Documents, there will be a binding agreement between us and you on the terms and subject to the conditions of the Offer.

If you do not elect to participate in the Offer or if you fail to properly tender your Exercise Documents, you will not participate in the Offer.  In that case, your Unit Offering Subscription Agreement and Warrant will retain the original terms, including the Anti-Dilution Provisions and the Warrant exercise price will not be reduced.

Questions about the Offer.

You can ask questions about the Offer or request assistance or additional copies of the Offer documents by contacting our legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP by email to kfriedmann@richardsonpatel.com.

Section 5.                      Withdrawal Rights.

If you elect to accept this Offer and later change your mind, you may withdraw your tendered Exercise Documents and reject this Offer by following the procedure described in this Section 5.

You may withdraw your tendered Exercise Documents at any time before 9:00 p.m., Pacific Time, on November 3, 2009.  If we extend this Offer beyond that time, you may withdraw your tendered Exercise Documents at any time until the extended expiration of this Offer.  If we have not accepted your tendered Exercise Documents by November 3, 2009, you will also have the right to withdraw your tendered Exercise Documents after the expiration of the fortieth business day from the commencement of the Offer, as it has been amended, which would be December 3, 2009.

To validly withdraw tendered Exercise Documents, you must deliver to us (via the means set forth in Section 4), the written notice of withdrawal, properly completed, while you still have the right to withdraw the tendered Exercise Documents.  We have filed a form of the notice of withdrawal as Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on September 16, 2009 and amended on October 5, 2009.  We have also attached to this offer document a form of the notice of withdrawal as Annex 2 and will deliver a copy of the notice of withdrawal to all Warrant Holders that validly elect to participate in this Offer.

You may not rescind any withdrawal, and any Exercise Documents you withdraw will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the Exercise Documents before the expiration date by following the procedures described in Section 4 of this Offer.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failing to give notice of any defects or irregularities.  We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal.  Our determinations of these matters will be final and binding.

Section 6.                      Acceptance of Exercise Documents.

For purposes of the Offer, unless we notify you in writing that the tender of your Exercise Documents was invalid or that you were not included in the class of individuals entitled to take advantage of this Offer, we will be deemed to have accepted the tender of your Exercise Documents when we receive them.  The Exercise Documents include the transmittal letter attached to this circular as Annex 1 and the signature page to the Waiver Agreement attached to this circular as Annex 3.

Section 7.                      Conditions of the Offer.

Subject to rules of the Securities and Exchange Commission and notwithstanding any other provision of the Offer, we will not be required to accept your Exercise Documents and may terminate or amend the Offer or postpone the acceptance of any Exercise Documents, if at any time on or after commencement of the Offer and before the expiration date of the Offer any of the following events occur that in our reasonable judgment makes it inadvisable to proceed with the Offer:

•	we do not receive Exercise Documents from holders of 100% of the outstanding Warrant Shares;

•
there is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the exercise of the Warrants, the issuance of restricted Common Stock in exchange for the Warrant exercise, or otherwise relates in any manner to the Offer; or that, in our reasonable judgment, could materially affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair (such as by increasing the accounting or other costs of the Offer to us) the contemplated benefits of the Offer to us;

•
there has been any action taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or AuraSound, Inc., by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the tender of the Exercise Documents illegal or otherwise restrict or prohibit consummation of the Offer;

•	materially impair (such as by increasing the accounting or other costs of the Offer to us) the contemplated benefits of the Offer to us; or

•
materially affect our business, condition (financial or other), income, operations or prospects, taken as whole, or otherwise materially impair in any way the contemplated future conduct of our business;

•	there has occurred:

•
any significant change in the market price of our shares of Common Stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material effect on our business, condition (financial or other), operations or prospects or on the trading in our Common Stock;

•
any change in the general political, market, economic or financial conditions that could have a material effect on our business, condition (financial or other), operations or prospects that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•
any change in generally accepted accounting principles or interpretations of generally accepted accounting principles which could or would materially and adversely affect the manner in which we are required for financial accounting purposes to account for the Offer;

•
a tender offer with respect to some or all of our Common Stock, or a merger or acquisition proposal for us, has been proposed, announced or made by another person or entity or has been publicly disclosed; or

•
any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, has or may have a material adverse effect on us, taken as a whole.

The conditions to the Offer are for our benefit.  We may assert them at our discretion prior to the expiration date.  We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other conditions to the Offer.  If we waive a material condition, we will extend the Offer period, if necessary, so that at least five business days remain in the Offer period following notice of the material change.  Our failure at any time prior to the expiration date to exercise any of these rights will not be deemed a waiver of any rights.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect to any other facts and circumstances.  Any determination or judgment we make concerning the events described in this section will be final and binding upon all persons.

Section 8.                      Price Range of Our Common Stock and Interests in Our Securities.

Our Common Stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “ARAU”.  As of September 30, 2009 we had 28,071,972 shares of Common Stock issued and outstanding and we have approximately 144 record holders of our Common Stock.  This does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

The following table sets forth, for the periods indicated, the high and low bid information per share of our Common Stock as reported by the Over-the-Counter Bulletin Board.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	PERIOD	HIGH	LOW

Fiscal Year Ended June 30, 2010	First Quarter	$.51	$.05

Fiscal Year Ended June 30, 2009	First Quarter	$1.10	$0.30
	Second Quarter	$0.51	$0.001
	Third Quarter	$0.08	$0.02
	Fourth Quarter	$0.49	$0.01

Fiscal Year Ended June 30, 2008	First Quarter	$2.70	$1.10
	Second Quarter	$1.25	$0.35
	Third Quarter	$1.09	$0.42
	Fourth Quarter	$1.10	$0.51

Our stock price has been, and in the future may be, highly volatile.  The trading price of our Common Stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, some of which are outside our control.

We recommend that you obtain the current market price of our Common Stock before deciding whether to participate in the Offer.  The last sale price of our Common Stock on September 30, 2009 was $0.18.

Section 9.                      Source and Amount of Funds or Other Consideration.

The Offer does not involve the payment of money by us to the Warrant Holders.  We are offering to extend the term of the Warrants by 2 years in consideration of the relinquishment of the Anti-Dilution Provisions and all Claims against the Company, pursuant to the Waiver Agreement.

Section 10.                    Information Concerning AuraSound, Inc.

General.                      AuraSound, Inc. was incorporated in the State of Nevada.  Our principal executive offices are located at 11839 East Smith Avenue, Santa Fe Springs, California 90670, and our telephone number at that address is (562) 447-1780.

Founded in 1987, AuraSound develops, manufactures and markets premium audio products.  We specialize in the production of high sound pressure level, bass-rich, low distortion sound from compact acoustic transducers (speakers).  We have invested in the development of innovative audio technologies for use in ultra high end home and professional audio products.  We recently expanded our product line to the micro-audio market.  Specifically, we have developed and are currently marketing undersized speakers that will deliver sound quality to devices such as laptops, flat-panel televisions and displays and mobile phones.  We believe that our products are superior to the sound quality currently found in these devices.

Our Common Stock is quoted on the Over-the-Counter Bulletin Board under the ticker symbol “ARAU.”

We have one subsidiary, AuraSound Inc., a California corporation.

Subject to the foregoing, and except as otherwise disclosed in this Offer or in our filings with the Securities and Exchange Commission, we presently have no specific plans or proposals that relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization;

•	any change in the present board of directors or management;

•	any material change in our corporate structure or business;

•	our Common Stock not being quoted by the Over-the-Counter Bulletin Board;

•	our Common Stock becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934;

•	the acquisition or disposition of more than 10% of shares of our Common Stock (or securities convertible into or exercisable for such number of shares of our Common Stock) by any person; or

•	any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

We cannot assure you that we will not plan, propose or engage in negotiations with respect to the above noted matters during or after the expiration of the Offer.

Certain Financial Information.  We incorporate by reference the financial statements, related notes and other financial information included in our Annual Report on Form 10-K for our fiscal year ended June 30, 2009 which we filed with the Securities and Exchange Commission on September 14, 2009.  This information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains the above-referenced reports, as well as proxy and information statements and other information that we file electronically with the Securities and Exchange Commission.

For information regarding the accounting consequences of our offer, see Section 12.

Summary Financial Information.

We have no earnings, therefore a calculation of the ratio of earnings to fixed charges is not applicable.  The book value per share of our Common Stock on June 30, 2009 was a negative $0.15.

The following summary financial information should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended June 30, 2009:

Statements of Operations Data

	For the Fiscal Year Ended June 30,
	2009	2008

Net Sales	$1,551,963	$1,888,692
Cost of Sales	1,670,804	2,057,878
Gross Profit(Loss)	(118,841)	(169,186)
Operating Expenses	2,307,876	26,205,775
Loss from Operations	(2,426,717)	(26,374,961)
Other Income (Expense)	144,085	83,971
Net Loss	$(2,570,802)	$(26,458,932)
Basic and Fully Diluted Net Loss per Share	$(0.09)	$(1.18)

Balance Sheet Data

	As at June 30,
	2009	2008
	(Audited)	(Audited)
Current Assets
Cash and Cash Equivalents	$321,455	$72,559
Restricted Cash	—	2,000,000
Trade Accounts Receivable, Net	928,471	301,562
Inventories – Net	164,994	365,444
Other Assets	2,291	99,672
Total Current Assets	$1,417,211	$2,839,237
Non Current Assets	$89,834	$100,832
Total Assets	$1,507,045	$2,940,069
Current Liabilities
Accounts Payable	$2,374,747	$924,612
Accrued Expenses	451,302	301,663
Line of Credit	—	2,000,000
Factoring Payable	—	145,477
Due Affiliate	412,293	99,132
Due to Officer	25,000	—
Notes Payable	1,253,558	—
Note Payable – Related Party	1,264,791	1,173,029
Total Current Liabilities	$5,781,691	$4,643,913
Non Current Liabilites	$—	$—
Total Liabilities	$5,781,691	$4,643,913
Stockholders’ Equity(Deficit)	$(4,274,646)	$(1,703,844)
Total Liabilities and Stockholders’ Deficit	$1,507,045	$2,940,069

Section 11.           Interests of Directors and Executive Officers; Transactions and Arrangements
Concerning the Offer and our Common Stock.

Our board of directors has authorized and we plan to enter into a Securities Purchase Agreement with GGEC pursuant to which GGEC will purchase from us, on a post-Reverse Split basis: (i) a number of shares of Common Stock that, following the consummation of the GGEC Transaction, will equal 55% of our issued and outstanding shares of Common Stock, which we believe will be approximately 6 million shares of our Common Stock (the Purchased Shares”), (ii) a 5-year warrant to purchase a number of shares of Common Stock equal to the number of Purchased Shares at an exercise price of $1.00 per share, and (iii) a 5-year warrant to purchase 1,637,265 shares of our Common Stock at an exercise price of $0.75 per share; for an aggregate purchase price of $3 million.  Pursuant to the Securities Purchase Agreement with GGEC, we will also agree to issue 5-year warrants to a total of 5 employees and consultants of the Company and GGEC to purchase a total of 560,000 shares of Common Stock at an exercise price of $0.75 per share.  The warrants to be issued to GGEC and the employees and consultants of the Company and GGEC will not be exercisable and their respective terms will not commence until we have increased our authorized Common Stock, following the Reverse Split and the GGEC Transaction, to a number sufficient to allow their full exercise.

Simultaneously with the closing of the Unit Offering, we issued replacement warrants (the “Replacement Warrants”) to accredited bridge lenders of our subsidiary, AuraSound, Inc., a California corporation (“AuraSound CA”), to replace warrants that these investors acquired from AuraSound CA prior to the closing of the Unit Offering.  The Replacement Warrants are for a total of 3,200,000 shares of Common Stock at an exercise price $1.00 per share.  The Replacement Warrants do not contain an Ant-Dilution Provision.  Nevertheless, after giving effect to the Reverse Split and the GGEC Transaction, without any consideration from the bridge lenders, we will extend the term of the Replacement Warrants by 2 years, reduce the exercise price of the Replacement Warrants to $0.50 per share, and the number of shares covered by the Replacement Warrants will be divided by 6 (for a total of 533,333 post-Reverse Split shares of Common Stock).

In conjunction with the Unit Offering, we executed documents titled “Subscription Agreement for Unit Offering” with 16 accredited investors on June 7, 2007 and we issued the Warrants to these individuals.  These documents, and the Inseat Warrant, are the subject of the Offer.

Our former placement agent, GP Group, LLC, holds a warrant to purchase 245,000 pre-Reverse Split shares of Common Stock at an exercise price of $0.80 per share.  Pursuant to a Settlement Agreement and Mutual Release with GP Group LLC, before giving effect to the Reverse Split, the exercise price of this warrant will be reduced to $0.08333 per share.  Then, upon consummation of the Reverse Split and the GGEC Transaction, the number of warrant shares will be divided by 6 (resulting in 40,833 post-Reverse Split Shares) and the exercise price will be multiplied by 6 (resulting in an exercise price of $0.50 per share).  We entered into the Settlement Agreement and Mutual Release in order to settle claims that GP Group, LLC made against the Company for alleged unpaid compensation and expense reimbursements pursuant to its placement agent agreement with the Company dated March 13, 2006, as amended on December 29, 2006.

In addition, pursuant to a Consulting Agreement with GP Group, LLC, upon consummation of the Reverse Split and the GGEC Transaction, we will issue to GP Group, LLC a 3-year warrant to purchase 200,000 shares of Common Stock at an exercise price of $0.50 per share, as compensation for the following services rendered in connection with the GGEC Transaction:  (i) advising the Company with respect to the structure and terms of the GGEC Transaction, and (ii) communicating with GGEC’s management and board of directors, as and when directed by the Company’s CEO, in furtherance of the GGEC Transaction.

As of August 27, 2009, we had 4 directors, Arthur Liu, Amy Liu, who is Arthur Liu’s daughter, Judie Rothenberger, and Robert Pearson.  Mr. Liu is also our Chief Executive Officer, President and Chief Financial Officer.  Donald North is our Vice President of Engineering.

The following executive officers and directors have agreements involving our securities:

Mr. Liu controls Inseat Solutions, LLC (“Inseat”).  On October 15, 2007, we converted $2.5 million of related party debt owed to Inseat into an aggregate of 1,666,667 pre-Reverse Split shares of Common Stock and a warrant, the form and terms of which are substantially the same as the Warrants, to purchase a total of 1,666,667 pre-Reverse Split shares of Common Stock at a pre-Reverse Split exercise price of $1.50 per share (the “Inseat Warrant”).  Inseat intends to sign a Waiver Agreement pursuant to this Offer.  Accordingly, upon consummation of the Reverse Split and the GGEC Transaction, the term of the Inseat Warrant would be extended by 2 years, the number of shares underlying the Inseat Warrant would be reduced to 277,778 and the exercise price would be reduced to $0.50 per share.

We have also issued long term notes to Inseat.  We issued these notes on various dates and all bear interest at 8% per annum, with principal and interest that were due on March 31, 2009.  As part of the GGEC Transaction, we will convert the outstanding principal and accrued interest of these notes, in the aggregate amount of approximately $1,845,984, into an aggregate of 307,664 post-Reverse Split shares of Common Stock and a 5-year warrant to purchase 2,225,215 post-Reverse Split shares of Common Stock at an exercise price of $0.50 per share.  This warrant will not contain an Ant-Dilution Provision.  Interest will continue to accrue on the notes until the consummation of the GGEC Transaction and conversion of the notes into Common Stock and warrants.

Section 12.                    Accounting Consequences of the Offer.

There are no accounting consequences to us as a result of reducing the exercise price following the Reverse Split and extending the term of the warrants.

Section 13.                    Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this Offer or of any approval or other action by any government or regulatory authority or agency that is required for the execution of the Exercise Documents, as described in this Offer.  If any other approval or action should be required, we presently intend to seek that approval or take that action.  This could require us to delay the acceptance of the Exercise Documents.  We cannot assure you that we would be able to obtain any required approval or take any other required action.  Our failure to obtain any required approval or take any required action might result in harm to our business.  Our obligations under the Offer are subject to the conditions described in Section 7.

Section 14.                    Material Federal Income Tax Consequences.

The following is a general summary of the material federal income tax consequences of the Offer.  This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to in this section as the “Code”), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis).  This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances and it is not intended to be applicable in all respects to all Warrant Holders.

NO RULING FROM THE INTERNAL REVENUE SERVICE OR OPINION OF COUNSEL HAS BEEN OR WILL BE OBTAINED REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO WARRANT HOLDERS IN CONNECTION WITH THE OFFER.  ACCORDINGLY, EACH WARRANT HOLDER IS ENCOURAGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE OFFER, IN LIGHT OF HIS, HER OR ITS INDIVIDUAL CIRCUMSTANCES.

We offer no opinion as to the effect of state, local or foreign tax laws.  Moreover, special United States federal income tax rules may apply to certain kinds of taxpayers or in certain circumstances.  The Code is subject to continual amendment and judicial and regulatory interpretation.  Accordingly, each Warrant Holder is urged to consult his, her or its own tax advisor to determine the particular tax consequences of any tender of the Exercise Documents.

Federal Income Tax Consequences to Warrant Holders Who Participate in the Offer.  We believe that Warrant Holders who are subject to U.S. federal income taxation will incur no federal income tax consequences as a result of electing to participate in the Offer.  However, depending on the market price of our Common Stock at the time you exercise your Warrant, you may incur federal income tax consequences upon your exercise of your Warrant.

Federal Income Tax Consequences to Warrant Holders Who Do Not Participate in the Offer. If you do not participate in the Offer, we do not believe that you will recognize any gain or loss for United States federal income tax purposes.  However, depending on the market price of our Common Stock at the time you exercise your Warrant, you may incur federal income tax consequences upon your exercise of your Warrant.

Section 15.                    Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 (“Conditions of the Offer”) of Part III of this document has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open by giving oral, written or electronic notice of such extension to you.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the Offer to terminate or amend the Offer by giving written or electronic notice of such termination or postponement to you.  If we terminate the Offer, we will return the Exercise Documents to each Warrant Holder.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend this Offer in any respect.

Amendments to this Offer may be made at any time and from time to time.  Any amendment of this Offer will be disseminated promptly in a manner reasonably designed to inform Warrant Holders of the change.  Without limiting the manner in which we may choose to disseminate any amendment of the Offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any dissemination.  In the case of an extension, we will issue a public announcement no later than 9:00 a.m. Eastern Time on the next business day following the scheduled expiration date.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer.  The amount of time by which we will extend the Offer following a material change in the terms of the Offer or information concerning the Offer will depend on the facts and circumstances, including the relative materiality of the information, unless otherwise required by law.

Section 16.                    Fees and Expenses.

We will not pay fees or expenses to any third party in conjunction with the Offer.

Section 17.                    Additional Information.

With respect to this Offer, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer is a part.  This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that, in addition to this Offer, your Unit Offering Subscription Agreement, your Warrant and the Waiver Agreement, you review the Schedule TO, including its exhibits, before deciding whether to participate in the Offer.  We are subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance with that act, are obligated to file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”) relating to our business, financial condition and other matters.  Such reports, proxy statements and other information include the following, which are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the Commission on September 14, 2009; and

•	the description of our Common Stock contained in the AuraSound, Inc. Registration Statement on Form 8-A filed with the Commission on September 27, 2005, which is incorporated herein by reference.

We will amend the Schedule TO to include updates, inclusive of updated periodic report filings.  Any amendment or report may be examined, and copies may be obtained, at the Commission’s public reference room in Washington, D.C.  You may obtain information on the operation of the public reference room by calling the Commission at 1-800-732-0330.  Our filings are also available to the public on the Commission’s Internet site at www.sec.gov.

Our Common Stock is quoted on the Over-the-Counter Bulletin Board under the symbol “ARAU”.

We will also provide without charge to each person to whom a copy of this Offer is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). You may contact our legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP by email to kfriedmann@richardsonpatel.com to request copies.

The information about the Company included in this Offer should be read together with the information contained in the documents to which we have referred you.

Annex 1

AURASOUND, INC.

TRANSMITTAL LETTER

This Offer expires at 9:00 p.m., Pacific Time, on November 3, 2009 unless the Offer is extended.

INSTRUCTIONS TO TRANSMITTAL LETTER

1.           DEFINED TERMS.  All terms used in this transmittal letter but not defined have the meaning ascribed to them in the Offer to Modify Certain Outstanding Warrants dated September 16, 2009, as amended on October 5, 2009 (the “Offer”).  Unless the context requires otherwise, references in this transmittal letter to “AuraSound,” “we,” “us,” “our,” and “ours” mean AuraSound, Inc., a Nevada corporation.

2.           EXPIRATION DATE.  The Offer expires at 9:00 p.m., Pacific Time, on November 3, 2009, unless the Offer is extended.

3.           DELIVERY OF TRANSMITTAL LETTER.  A signed copy of this transmittal letter and the completed and the signed Waiver Agreement must be received by us before 9:00 p.m., Pacific Time, on November 3, 2009 (or such later date as may apply if the Offer is extended).  You must deliver these documents to us at 11839 East Smith Avenue, Santa Fe Springs, California 90670 or by facsimile to (562) 447-1798.

Your election will be effective only upon receipt by us of this transmittal letter and the signature page of the Waiver Agreement.  E-mail and voice-mail will NOT be accepted as a valid manner of election.

If you have questions about delivery, you may contact our legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP by email to kfriedmann@richardsonpatel.com.  You should review the Offer before making your election.

6.           SIGNATURES.  Please sign and date the transmittal letter and the signature page of the Waiver Agreement prior to transmitting them.

7.           REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES.  Any questions or requests for assistance, as well as requests for additional copies of the Offer or this transmittal letter may be directed to our legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP, by email to kfriedmann@richardsonpatel.com.  Copies will be furnished promptly at our expense.

8.           IRREGULARITIES.  We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Exercise Documents.  Our determination of these matters will be final and binding on all parties.  We may reject any or all Exercise Documents that we determine to be not in appropriate form or that we determine are unlawful to accept.  We may waive any defect or irregularity in any exercise with respect to any Exercise Documents or any Warrant Holder before the expiration of the Offer.  No Exercise Documents will be accepted until the Warrant Holder tendering the Exercise Documents has cured all defects or irregularities to our satisfaction, or they have been waived by us, prior to the expiration date.  Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the tender of the Exercise Documents, and no one will be liable for failing to give notice of any defects or irregularities.

9.           CONDITIONAL OR CONTINGENT OFFERS.  We will not accept any alternative, conditional or contingent Exercise Documents.

TRANSMITTAL LETTER

AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90670

I have received the Offer, this transmittal letter and the Waiver Agreement.

I acknowledge that:

I, the undersigned, accept the terms and conditions of the Offer and hereby elect to participate in the Offer.  I have included the executed signature page of the Waiver Agreement.

I understand that, upon acceptance by AuraSound, Inc., the Offer and this transmittal letter will constitute a binding agreement between AuraSound, Inc. and me.

I understand that, as described in the Offer, my acceptance of the Offer and delivery of the Waiver Agreement means that the Unit Offering Subscription Agreement and my Warrant will no longer include the Anti-Dilution Provisions.  Furthermore, I understand that, by signing the Waiver Agreement, I will have released any and all claims that I may have against AuraSound, Inc.

I acknowledge that AuraSound, Inc. has advised me to consult with my own legal and tax advisors as to the consequences of participating or not participating in the Offer.

I agree to all of the terms and conditions of the Offer.

Dated:  ___________, 2009

(Signature)

(Print Name)

Annex 2
NOTICE OF WITHDRAWAL

Instructions

If you previously elected to accept the Offer to Modify Certain Outstanding Warrants dated September 16, 2009, as amended on October 5, 2009, made by AuraSound, Inc. and would like to change your election and withdraw the tender of your Exercise Documents, you must complete and sign the Notice of Withdrawal and return it to AuraSound, Inc. before 9:00 p.m., Pacific Time, on November 3, 2009 unless the Offer is extended.

Once the notice is signed and complete, please return it to AuraSound, Inc. by U.S. Mail or Courier at the following address:

Via Mail or Courier

AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90670

YOU DO NOT NEED TO COMPLETE AND RETURN THIS NOTICE UNLESS YOU WISH TO WITHDRAW A PREVIOUS TENDER OF YOUR EXERCISE DOCUMENTS.

AURASOUND, INC.
NOTICE OF WITHDRAWAL

To AuraSound, Inc.:

I previously received a copy of the Offer to Modify Certain Outstanding Warrants dated September 16, 2009, as amended on October 5, 2009, the Waiver Agreement and the transmittal letter.  I signed and returned the transmittal letter and the Waiver Agreement.  I wish to change that election and withdraw from the Offer.

Date:  _____________, 2009

(Signature)

(Print Name)

Annex 3

WAIVER, RELEASE AND WARRANT MODIFICATION AGREEMENT

THIS WAIVER, RELEASE AND WARRANT MODIFICATION AGREEMENT (this “Agreement”) is entered into by and between AuraSound, Inc., a Nevada corporation (“AuraSound”), and the undersigned holder of securities of AuraSound (the “Holder”).

RECITALS RELATED TO GGEC INVESTMENT

WHEREAS, reference is hereby made to a proposed Securities Purchase Agreement (the “SPA”),  to be entered into by and among GGEC Investment Corp., a California corporation (“GGEC Investment”), GGEC America, Inc., a California corporation and the parent of GGEC Investment (“GGEC America”), and Guogang Electric Co. Ltd., a Chinese company and the parent company of GGEC America, on the one hand, and AuraSound, on the other hand, pursuant to which GGEC Investment will purchase from AuraSound in a private placement (the “GGEC Private Placement”): (i) a number of shares of Common Stock that, following the consummation of the GGEC Private Placement and the Reverse Split described below, will equal 55% of AuraSound’s issued and outstanding shares of Common Stock, which AuraSound believes will be approximately 6 million shares of its Common Stock (the “GGEC Shares”), (ii) a 5-year warrant to purchase a number of shares of AuraSound’s Common Stock equal to the number of GGEC Shares at an exercise price of $1.00 per share, and (iii) a 5-year warrant, to purchase 1,637,265 post-Reverse Split shares of Common Stock at an exercise price of $.75 per share; for an aggregate purchase price of $3,000,000;

WHEREAS, AuraSound has agreed to effect a 1-for-6 reverse split of its issued and outstanding and authorized Common Stock immediately prior to the closing of the SPA (the “Reverse Split”);

WHEREAS, as a condition to closing the GGEC Private Placement, Inseat Solutions, LLC (“Inseat”), a company controlled by Arthur Liu, must agree to convert approximately $1,845,984 of debt owed by AuraSound to Inseat into approximately 307,664 post-Reverse Split shares of Common Stock (the “New Inseat Shares”) and a warrant to purchase approximately 2,225,215 post-Reverse Split shares of Common Stock at an exercise price of $0.50 per share (the “New Inseat Warrant”);

WHEREAS, pursuant to the SPA, AuraSound will agree to issue to certain consultants and employees 5-year warrants to purchase an aggregate of 560,000 post-Reverse Split shares of Common Stock at an exercise price of $0.75 per share (collectively, the “Employee Warrants”);

WHEREAS, as a condition to the GGEC Private Placement, GGEC is requiring that investors who purchased AuraSound’s securities in a private placement on or about June 7, 2007 (the “PIPE”) provide a waiver of their anti-dilution rights under Section 6 of the Subscription Agreements (the “PIPE Subscription Agreements”) and Section 11(e) of the Warrants to Purchase Common Stock (collectively, the “PIPE Warrants”) executed by AuraSound and such investors in connection with the PIPE, such that the GGEC Private Placement will not cause any anti-dilution adjustments under the aforementioned provisions of the PIPE Subscription Agreements or the PIPE Warrants, except that the exercise price of the PIPE Warrants will be reset to $0.50 per share after giving effect to the transactions contemplated by the SPA;

WHEREAS, on October 15, 2007, AuraSound converted $2.5 million of debt owed to Inseat into an aggregate of 1,666,667 pre-Reverse Split shares of Common Stock and a warrant, the terms of which are substantially the same as the PIPE Warrants, to purchase a total of 1,666,667 pre-Reverse Split shares of Common Stock at a pre-Reverse Split exercise price of $1.50 per share (the “2007 Inseat Warrant”);

WHEREAS, Inseat intends to execute an agreement in the same form as this Agreement so that the 2007 Inseat Warrant will be modified in the same manner that the PIPE Warrants are modified pursuant to this Agreement (the “Inseat Warrant Modification”);

WHEREAS, in consideration of this Agreement, AuraSound is agreeing to extend the term of Holder’s PIPE Warrant by two years;

WHEREAS, Holder understands and agrees that the GGEC Private Placement is critical to AuraSound’s continuation as a going concern;

RECITALS RELATED TO WARRANTS OF GP GROUP LLC

WHEREAS, AuraSound’s former placement agent, GP Group LLC (“GP Group”), holds a warrant, dated August 1, 2007, to purchase 245,000 pre-Reverse Split shares of Common Stock at an exercise price of $0.80 per share (the “Initial GP Warrant”);

WHEREAS, AuraSound desires to modify the exercise price of the Initial GP Warrant to be $0.50 per share after giving effect to the Reverse Split, rather than multiplying the exercise price by the Reverse Split ratio as would otherwise be the case, in exchange for a full release by GP Group of all claims against AuraSound for alleged unpaid placement fees;

WHEREAS, AuraSound engaged GP Group as a consultant to advise AuraSound with respect to the GGEC Private Placement, and agreed to issue to GP Group in consideration for such services a warrant to purchase 1,200,000 pre-Reverse Split shares of common stock at a pre-Reverse Split exercise price of $0.08333 per share (the “New GP Warrant”);

WHEREAS, as a condition to reducing the exercise price of the Initial GP Warrant and issuing the New GP Warrant, GGEC is requiring that investors in the PIPE provide a waiver of their anti-dilution rights set forth in Section 6 of the PIPE Subscription Agreements and Section 11(e) of the PIPE Warrants, such that the reduction of the Initial GP Warrant exercise price and issuance of the New GP Warrant shall not cause any anti-dilution or price adjustments under the PIPE Subscription Agreements or the PIPE Warrants, provided that the exercise price of the PIPE Warrants will be reset to $0.50 per share after giving effect to the transactions contemplated by the SPA;

RECITALS RELATING TO BRIDGE WARRANTS

WHEREAS, certain bridge lenders of AuraSound who were repaid upon closing the PIPE hold warrants to purchase 3,200,000 pre-Reverse Split shares of Common Stock at a pre-Reverse Split exercise price of $1.00 per share (the “Bridge Warrants”);

WHEREAS, upon consummating the GGEC Private Placement and the Reverse Split, AuraSound intends to voluntarily reduce the exercise price of the Bridge Warrants to $0.50 per share, and the number of shares underlying the Bridge Warrants will be reduced to 533,333 in accordance with the Reverse Split ratio;

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

Section 1. Modification of PIPE Warrant and 2007 Inseat Warrant.  Holder acknowledges and agrees that upon consummation of the GGEC Private Placement and the Reverse Split: (i) the exercise price of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall be reduced automatically to $0.50 per share, (ii) the number of shares issuable upon exercise of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall be reduced automatically by a ratio of 1-for-6 in accordance with the Reverse Split, and (iii) the term of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall be extended by two years, all without any further action or documentation necessary on the part of Holder or AuraSound.

Section 2. Waiver of Anti-Dilution Provision in PIPE Warrant and 2007 Inseat Warrant.  Holder hereby forever waives Holder’s right to have the number of shares issuable upon exercise of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) increased and the exercise price thereof decreased (except as provided in Section 1 above), which Holder would otherwise have pursuant to Section 11(e) of the PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) as a result of: (a) the GGEC Private Placement, (b) issuance of the Employee Warrants, (c) reduction of the exercise price of the Initial GP Warrant to $0.50 per share after giving effect to the Reverse Split, (d) issuance of the New GP Warrant, (e) issuance of the New Inseat Shares and the New Inseat Warrant, (f) the Inseat Warrant Modification, (g) reduction of the exercise price of the Bridge Warrants to $0.50 per share after giving effect to the Reverse Split, and (h) any future issuance of Common Stock or Common Stock equivalents by AuraSound or any successor of AuraSound, regardless of the price at which the same may be issued.

Section 3. Waiver of Anti-Dilution Rights in Subscription Agreement.  Holder hereby forever waives Holder’s right to receive additional shares of common stock that Holder would otherwise have pursuant to Section 6 of the PIPE Subscription Agreement as a result of: (a) the GGEC Private Placement, (b) issuance of the Employee Warrants, (c) reduction of the exercise price of the Initial GP Warrant to $0.50 per share after giving effect to the Reverse Split, (d) issuance of the New GP Warrant, (e) issuance of the New Inseat Shares and the New Inseat Warrant, (f) the Inseat Warrant Modification, (g) reduction of the exercise price of the Bridge Warrants to $0.50 per share after giving effect to the Reverse Split, and (h) any future issuance of Common Stock or Common Stock equivalents by AuraSound or any successor of AuraSound, regardless of the price at which the same may be issued.  This Section 3 does not apply if Holder is Inseat, as Inseat did not enter into a Subscription Agreement.

Section 4.  Full Release.

(a) Release.  Holder, for itself and its past and present officers, managers, directors, employees, shareholders, partners, members, insurers, attorneys, agents, trustees and representatives (the “Releasors”), upon consummation of the GGEC Private Placement and modification of Holder’s PIPE Warrant (or, if Holder is Inseat, the Inseat Warrant Modification) as provided herein, irrevocably and unconditionally releases all of the claims described in subsection (b) of this section 4 that Holder may now have against the following persons or entities (the “Releasees”):  AuraSound, all of its past and present officers, directors, shareholders, representatives, successors, assigns, attorneys, agents, consultants, insurers, and subsidiaries and any other persons acting by, through, under or in concert with any of the persons or entities listed in this subsection.

(b) Claims Released.  The claims released include all claims, promises, debts, causes of action or similar rights of any type or nature Holder has or had which in any way relate to (i) Holder’s PIPE Subscription Agreement (if Holder is other than Inseat), (ii) Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant), and (iii) any other claims or demands that any of the Releasors may on any basis have against Releasees arising from facts or circumstances prior to the effective date of this Agreement.

(c) Release Extends to Both Known and Unknown Claims.  This release covers both claims that Holder knows about and those that Holder does not know about.  Holder understands the significance of Holder’s release of unknown claims and Holder’s waiver of any statutory protection against a release of unknown claims.  Holder expressly waives the protection of any such governmental statutes or regulations.

More particularly, and without limitation, Holder acknowledges that Holder has read and is familiar with and understands the provisions of Section 1542 of the California Civil Code, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH, IF KNOWN TO HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

HOLDER EXPRESSLY WAIVES ANY RIGHT OR CLAIM OF RIGHT HOLDER MAY HAVE UNDER SECTION 1542 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SIMILAR PROVISION OF LAW OF ANOTHER JURISDICTION.

Section 5. Representations and Warranties of Holder. Holder hereby represents and warrants to AuraSound, as follows:

(a) Authorization.  All action on the part of Holder necessary for the authorization, execution and delivery of this Agreement and the performance of Holder’s obligations hereunder has been taken or will be taken prior to the effective date hereof, and this Agreement shall constitute the valid and legally binding obligation of Holder, enforceable in accordance with its terms except as limited by the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b) Validity; Title.  Holder owns, beneficially and of record, good and marketable title to Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant), free and clear of all security interests, liens, adverse claims, encumbrances, proxies, options or stockholders' agreements.

(c) No Conflicts.  Neither the execution and delivery of this Agreement by Holder nor the consummation by Holder of the transactions contemplated hereby, nor compliance by Holder with any of the provisions hereof, will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Holder is a party or by which Holder or Holder’s property may be bound or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Holder.

(d) Governmental Consents.  All consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any U.S., federal or state governmental authority on the part of Holder required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the effective date of this Agreement.

(e) Third Party Consents.  All third party consents, approvals, orders or authorizations required to be obtained by Holder in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the effective date of this Agreement.

Section 6. Effective Date.  This Agreement shall be deemed effective on the expiration date of AuraSound’s tender offer described in the Tender Offer Statement on Schedule TO filed by AuraSound with the U.S. Securities and Exchange Commission on September 16, 2009 and any amendments thereto (collectively, the “Tender Offer Statement”), unless Holder earlier withdraws from such tender offer and withdraws this Agreement in accordance with the withdrawal procedures set forth in the Tender Offer Statement.  Except as expressly set forth herein, all of the terms and conditions of Holder’s PIPE Subscription Agreement and Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall continue in full force and effect after the effective date of this Agreement.

Section 7.   Counterparts.  This Agreement may be executed in separate original, facsimile or “pdf” counterparts, each of which shall be deemed to be an original instrument and all of which taken together shall constitute a single instrument.

Section 8. Successors and Assigns.  The obligations, acknowledgements and agreements of Holder hereunder shall be binding on Holder’s heirs, successors, assigns and transferees.

Section 9.   Recitals Incorporated.  The Recitals of this Agreement are incorporated herein and made a part hereof.

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Waiver, Release and Warrant Modification Agreement which shall become effective on the effective date specified therein.

AuraSound, Inc.

By:	/s/ Arthur Liu
Name: Arthur Liu
Its: Chief Executive Officer

[SIGNATURE PAGE OF HOLDER UNDER AURASOUND
WAIVER, RELEASE AND WARRANT MODIFICATION AGREEMENT]

Holder’s Name:

By:

Name:

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